Exhibit 10.2

                , 201[  ]

[Executive Name]

Re: Equity Award Vesting Acceleration Benefit

Dear [Name]:

We are pleased to inform you that the Compensation Committee of the Board of Directors of Eagle Pharmaceuticals, Inc. (the “Company”) has approved a special vesting acceleration benefit for you, which is described in this letter agreement (the “Agreement”).  The vesting acceleration benefit provided in this Agreement shall apply to each of your outstanding compensatory equity awards covering Company common stock, including stock options, restricted stock unit awards and other types of equity awards as applicable (collectively, the “Equity Awards”) awarded to you under the Company’s 2007 Incentive Compensation Plan, as amended (the “2007 Plan”) or the Company’s 2014 Equity Incentive Plan (the “2014 Plan” and together with the 2007 Plan, the “Plans”).  This Agreement amends the terms of the Equity Awards that have previously been granted to you and are currently outstanding and, unless otherwise provided by the Company at the time of grant, will also apply to any future Equity Awards that the Company grants to you.

Capitalized terms in this Agreement shall have the meanings set forth in the applicable Plan.

1.                                      Vesting Acceleration Benefit.

(a)                                 If, in connection with a Change in Control, (x) an Equity Award is assumed or continued by the successor or acquiror entity in such Change in Control or such Equity Award is substituted for a similar award of the successor or acquiror entity, and (y) you experience a Qualifying Termination within 90 days prior to or 12 months following such Change in Control, then, provided you timely comply with the conditions described in Section 2 below, you will become vested, effective as of the date that is 60 days following the date of such Qualifying Termination (or, if later, the effective date of such Change in Control) with respect to any then unvested portion of any applicable Equity Award.

(b)                                 If, in connection with a Change in Control, an Equity Award shall terminate and will not be so assumed or continued by the successor or acquiror entity in such Change in Control or substituted for a similar award of the successor or acquiror entity, then, you will become vested, with respect to any then unvested portion of any applicable Equity Award, effective immediately prior to, but subject to the consummation of such Change in Control.

2.                                      Conditions to Receipt of Vesting Acceleration Benefit.  In order to receive the vesting acceleration described in Section 1(a), above, you must sign a separation agreement containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property and non-disparagement, in a form and manner satisfactory to the Company (the “Separation Agreement and Release”) and the Separation Agreement and Release must become irrevocable, all within 60 days after your Qualifying Termination.  In order to effect the provisions of this Section 2, any termination or forfeiture of any unvested Equity Awards eligible for acceleration of vesting pursuant to Section 1(a) above that otherwise would have occurred on or within 60 days after your Qualifying Termination will be delayed until the 60th day after the date of your Qualifying Termination (but, in the case of any stock option, not later than the expiration date of such stock option specified in the applicable option agreement) and will only occur to the extent such equity awards do not vest pursuant to Section 1(a) above and, for purposes of clarity, no additional vesting of any Equity Award shall occur during such 60 day period.

3.                                      Certain Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

(a)                                 “Cause” will have the meaning ascribed to such term in any written agreement between you and the Company defining such term and, in the absence thereof, such term shall have the meaning provided in the 2014 Plan.

(b)                                 “Good Reason” shall mean, notwithstanding the meaning ascribed to such term (or similar term) in any written agreement between you and the Company, that one or more of the following are undertaken by the Company (or successor to the Company, if applicable) without your express written consent: (i) a material reduction in your annual base salary, which you agree is a reduction of at least 10% of your base salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (ii) a material diminution in your authority, duties, responsibilities or reporting relationship; (iii) a material reduction in the authority, duties, or responsibilities of the supervisor to whom you are required to report; (iv) a relocation of your principal place of employment with the Company (or successor to the Company, if applicable) to a place that increases your one-way commute by more than 50 miles as compared to your then-current principal place of employment immediately prior to such relocation (excluding regular travel in the ordinary course of business); provided that if your principal place of employment is your personal residence, this clause (iv) shall not apply.  For purposes of clarity, a material reduction in your responsibilities, authority, duties or reporting relationship or in the authority, duties, or responsibilities of the supervisor to whom you are required to report that occurs as a result of (x) the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a Change in Control but is not made the Chief Executive Officer of the acquiring or successor corporation or remains Chief Executive officer but of a subsidiary of the acquiring or successor company) (y) or the Company ceasing to be a publicly-traded company in connection with a Change in Control shall constitute a Good Reason event under (ii) or (iii), above.

(c)                                  “Qualifying Termination” means a termination of your Continuous Service (as defined in the 2014 Plan) either (x) by the Company without Cause or (y) by you with Good Reason. Termination of Continuous Service due to your death or Disability (as defined in the 2014 Plan) will not constitute a Qualifying Termination.

4.                                      Parachute Payments.If any payment or benefit you would receive from the Company or otherwise in connection with a Change in Control or other similar transaction (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment (a “Payment”) shall be equal to the Reduced Amount.  The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.  If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you.  If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A of the Code that would not otherwise be subject to taxes pursuant to Section 409A of the Code, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A of the Code as follows:  (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest  economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A of the Code shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A of the Code.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change of control transaction triggering the Payment shall perform the foregoing calculations.  If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change of control transaction, the Company shall appoint a nationally recognized accounting firm to make the determinations required hereunder.  The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.  The Company shall use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within 15 calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you shall promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax.  For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

*                *                *

Except as provided herein, all terms and conditions of your Equity Awards and any other written agreement between you and the Company remain in full force and effect and are not amended by this Agreement.

Please countersign below to acknowledge your receipt of this Agreement and your agreement to the terms described herein, and hand deliver or send your counterpart signature page to David E. Riggs, Chief Financial Officer.

With best regards,

David E. Riggs
Chief Financial Officer

Acknowledged and agreed:

[Name]

Date: